                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM N-17f-2

               CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
              INVESTMENTS IN THE CUSTODY OF MANAGEMENT INVESTMENT
                        COMPANIES PURSUANT TO RULE 17F-2



Investment Company Act file number: 811-8648

Date examination completed: September 30, 2006

Exact name of registrant as specified in registration statement: WT Mutual Fund

Address of principal executive offices:
1100 North Market Street
Wilmington, DE 19890

            Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
WT Mutual Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that WT Mutual Fund (Prime Money Market, U.S. Government Money Market, Tax-Exempt Money Market, Short/Intermediate-Term, Broad Market Bond, Municipal Bond, Short-Term Bond, Large-Cap Core, Large-Cap Growth, Large-Cap Value, Mid-Cap Core, Small-Cap Core, Small-Cap Growth, Small-Cap Value, Large-Cap Multi-Manager, Mid-Cap Multi-Manager, Small-Cap Multi-Manager, Real Asset Multi-Manager, Aggressive Asset Allocation, Moderate Asset Allocation, Conservative Asset Allocation, ETF Allocation, Roxbury Small-Cap Growth, Roxbury Mid-Cap and Roxbury Micro-Cap Funds) (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

Our examination was conducted in accordance the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2006, and with respect to agreement of security purchases and sales, for the period from June 30, 2006 (the date of our last examination), through September 30, 2006:

- Confirmation of all securities held by PFPC Trust Company (the sub-Custodian) or transfer agent, as applicable;

- Reconciliation of all such securities to the books and records of the Funds and PFPC Trust Company (the sub-Custodian);

- Confirmation of all securities out for transfer with brokers or alternative procedures;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with PFPC Trust Company (the sub-Custodian); and

- Agreement of 15 security purchases and 15 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or alternative supporting documents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertions that WT Mutual Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2006, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WT Mutual Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

ERNST & YOUNG LLP

Philadelphia, Pennsylvania
December 29, 2006

                   MANAGEMENT STATEMENT REGARDING COMPLIANCE
         WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of WT Mutual Fund (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2006, and from June 30, 2006 through September 30, 2006.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, and from June 30, 2006 through September 30, 2006, with respect to securities reflected in the investment account of the Trust.

WT Mutual Fund
By:

/s/ John J. Kelley
John J. Kelley
Chief Financial Officer, Treasurer, and Secretary





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